UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Zeltiq Aesthetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98933Q108
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

___________________

(1)
Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the secondary offering (the “Offering”) of the Issuer’s common stock by certain selling stockholders, including Aisling (as defined below), as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2013, which forms part of the Issuer’s registration statement on Form S-3, declared effective on August 30, 2013 (the “Registration Statement”).

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

___________________

(1)	Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the Offering as reported in the Prospectus.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

___________________

(1)	Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the Offering as reported in the Prospectus.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,597,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)	Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the Offering as reported in the Prospectus.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,597,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)	Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the Offering as reported in the Prospectus.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,597,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)	Based on 36,289,608 shares of the Issuer’s common stock issued and outstanding following the Offering as reported in the Prospectus.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 8 of 12

Item 1.   Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No.1 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below) with respect to common stock, par value $0.001 per share (the “Common Stock”) of Zeltiq Aesthetics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588.

Item 2.   Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)          This Statement is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital III, LP (“Aisling”);

(ii)	Aisling Capital Partners III, LP (“Aisling Partners”), the general partner of Aisling;

(iii)	Aisling Capital Partners III LLC (“Aisling Partners GP”) the general partner of Aisling Partners;

(iv)	Mr. Dennis Purcell, the managing member of Aisling Partners GP;

(v)	Mr. Steve Elms, the managing member of Aisling Partners GP; and

(vi)	Mr. Andrew Schiff, the managing member of Aisling Partners GP.

(b)           The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)           Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time.  Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners.  Dennis Purcell, Steve Elms and Andrew Schiff are the managing members of Aisling Partners GP, who may be deemed to share the power to direct the voting and disposition of the Common Stock beneficially owned by the Reporting Persons.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 9 of 12

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Aisling and Aisling Partners is a Delaware limited partnership.  Aisling Partners GP is a Delaware limited liability company.   Each of Steve Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 36,289,608 shares of Common Stock issued and outstanding following the Offering as stated in the Prospectus.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,597,742 shares of Common Stock, constituting approximately 9.9% of the outstanding shares of Common Stock.

(b)           (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,597,742 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 3,597,742 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 10 of 12

(c)           On November 14, 2013, Aisling sold 575,000 shares of Common Stock in the Offering pursuant to the Registration Statement, including the Prospectus.  As a result, as of the date hereof, in the aggregate, each Reporting Person may be deemed to beneficially own 3,597,742 shares of Common Stock, constituting approximately 9.9% of the outstanding shares of Common Stock.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The second, third and fourth paragraphs of Item 6 are amended and restated as follows:

On November 2, 2013, in connection with the Offering, Aisling entered into a lock-up agreement (the “Lock-up Agreement”) with  Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of underwriters in the Offering, Aisling has agreed that without prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, it will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any Common Stock during the 70-day period following the Effective Date, subject to certain exceptions, including: (i) the acquisition of any Common Stock pursuant to the underwriting agreement in the Offering, (ii) transfers of shares of Common Stock as gift, to any trust for the benefit of Aisling or by will, (iii) distributions of Common Stock to members, partners or stockholders of Aisling, (iv) transfers of Common Stock to Aisling’s affiliates or to any investment fund or other entity controlled or managed by Aisling and (v) acquisition by Aisling in the open market after the Offering (other than as provided below).  With respect to (ii), (iii) and (iv), the transferee must provide a lock-up letter to Goldman, Sachs & Co. and J.P. Morgan Securities LLC for the balance of the 70-day restricted period. With respect to (ii), (iii), (iv) and (v), no filing under the Exchange Act shall be made other than a filing on Form 5 made after the 70-day restricted period.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 11 of 12

On November 15, 2013, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Statement with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:
Lock-up Agreement, dated as of November 2, 2013, by and among Aisling  and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of several underwriters listed in Schedule 1 to the Underwriting Agreement referred to therein.

Exhibit 2:	Joint Filing Agreement dated as of November 15, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 12 of 12

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 15, 2013

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).